RENAISSANCE CLOSES C$11.2 MILLION BROKERED PRIVATE PLACEMENT

Not for Distribution in the United States or dissemination through a U.S. newswire service

March 29, 2017 – Vancouver, BC – Renaissance Oil Corp. (the “Company”) (TSX-V: ROE) is pleased to announce it has closed its previously announced brokered private placement pursuant to an agency agreement dated March 29, 2017 (the “Agency Agreement”) between the Company and Haywood Securities Inc. (the “Lead Agent”), Beacon Securities Limited and Canaccord Genuity Corp. (together with the Lead Agent, the “Agents”), for 44,870,000 units (“Units”) (including 4,870,000 Units issued upon exercise of the agents’ option to sell up to an additional 20,000,000 Units at the same price per Unit as the Offering), at a price of C$0.25 per Unit, for aggregate gross proceeds of approximately C$11.2 million (the “Offering”).

Each Unit consists of one common share of the Company and one common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of C$0.50 until July 31, 2019. The Warrants were issued pursuant to, and are governed by, a warrant indenture between the Company and Computershare Trust Company of Canada.  The Company intends to apply to the TSX Venture Exchange upon expiry of the hold period for the listing of the Warrants.

Pursuant to the Agency Agreement, as compensation for services rendered in connection with the Offering, the Agents will receive a cash commission equal to 6% of the gross proceeds of the Offering, and the Lead Agent will receive 2,092,200 broker warrants (the “Broker Warrants”), equal to 6% of the Units sold under the Offering, excluding in both cases, subscriptions identified and delivered by management or the board of directors of the Company, such orders not to exceed C$2.5 million.  Each Broker Warrant will entitle the holder thereof to acquire one unit of the Company (a “Broker Unit”) at a price of C$0.25 until March 29, 2019. Each Broker Unit comprises one common share of the Company and one common share purchase warrant entitling the holder thereof to acquire one additional common share of the Company at a price of C$0.50 until July 31, 2019.

The net proceeds of the Offering will be used to aid in the Company’s ongoing efforts in securing oil and gas rights in Mexico, to fund capital expenditures and for general corporate purposes.

Pursuant to Canadian securities laws, any securities issued in the Offering (including the Broker Warrants and securities issued upon exercise of the Broker Warrants) will be subject to a hold period of four months plus one day from the date of issuance.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, VP, Business Development

Tel: 403-200-9047

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "forward-looking statements"). Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "aims to", "plans to" or "intends to" or variations of such words and phrases or statements that certain actions, events or results "will" occur. Such statements include, without limitation, statements regarding the excepted listing of the Warrants, the use of proceeds and exercise of the agents’ option.   Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed by such forward-looking statements or forward-looking information, including the business of the Company, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks, and delay, inability to complete a financing or failure to receive regulatory approvals. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.